Exhibit 99.50

First Phosphate Announces Listing of its Shares on Tradegate Exchange in Germany Bolstering European and International Market Liquidity

Saguenay, Quebec--(Newsfile Corp. - November 3, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that its common shares have now been listed for trading on the Tradegate Exchange (“Tradegate”) in Germany (TDG: KD0).

This expanded access on Tradegate will allow European investors to trade in the shares of First Phosphate directly within EU market hours as well as during extended trading hours across all major European time zones, improving convenience and exposure for the Company’s shares internationally.

The Tradegate listing complements First Phosphate’s existing listings on the Canadian Securities Exchange (PHOS), the OTCQX Best Market in the United States (FRSPF), and the Frankfurt Stock Exchange (KD0).

Tradegate’s focus on international issuers enables broader market participation for investors interested in aligning with First Phosphate’s vision of onshoring the lithium iron phosphate ("LFP") battery supply chain in North America and Europe using North American critical minerals.

First Phosphate has recently produced commercial-grade LFP 18650 battery cells using North American critical minerals. Please see: https://firstphosphate.com/north-american-lfp-battery-cells.

The high-purity phosphoric acid and iron powder for these LFP 18650 battery cells was produced using rare igneous anorthosite rock extracted from the First Phosphate Bégin-Lamarche property in the Saguenay-Lac-Saint-Jean region of Quebec, Canada.

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About Tradegate Exchange

Tradegate, based in Berlin, is Europe’s largest stock exchange specialised in the execution of private investor orders. Tradegate emerged from the over-the-counter trading platform Tradegate, which quickly became the most popular trading venue for private investors since its founding in the year 2000. On January 4, 2010, Tradegate began trading as the first newly established stock exchange in Germany since more than 150 years. The exchange is operated by Tradegate Exchange GmbH (also based in Berlin), which is owned 42.84% by Deutsche Börse AG and 42.84% by Tradegate AG; the remaining 14.32% of the GmbH are held by Verein Berliner Börse e. V.

About First Phosphate

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (TDG: KD0) (FSE: KD0) is a mineral development and cleantech company dedicated to building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and national security. First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec is one of North America’s rare igneous phosphate resources, yielding high-purity phosphate with minimal impurities.

For additional information, please contact:

Bennett Kurtz

CFO, CAO

bennett@firstphosphate.com

Tel : +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the Company’s plans for vertical integration into North American supply chains, and the potential benefits of the listing of the Company common shares on Tradegate including broader market participation for investors interested in aligning with First Phosphate’s vision of onshoring the LFP battery supply chain in North America and Europe using North American critical minerals. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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